Exhibit 5.1

Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 +1.713.220.4200 Phone +1.713.220.4285 Fax andrewskurth.com	Austin Beijing Dallas Dubai Houston London New York Research Triangle Park The Woodlands Washington, DC

June 21, 2016

TETRA Technologies, Inc.

24955 Interstate 45 North

The Woodlands, TX 77380

Gentlemen:

We have acted as special counsel to TETRA Technologies, Inc., a Delaware corporation (the “Company”), in connection with the public offering of 11,500,000 shares of the common stock, $0.01 par value per share, of the Company (the “Shares”) pursuant to the Company’s Registration Statement on Form S-3 (Registration No. 333-210335), filed under the Securities Act of 1933, as amended (the “Securities Act”), and declared effective on April 13, 2016 (the “Registration Statement”). A prospectus supplement dated June 16, 2016, which, together with the accompanying prospectus dated April 13, 2016, shall constitute the “Prospectus,” has been filed pursuant to Rule 424(b) promulgated under the Securities Act.

As the basis for the opinions hereinafter expressed, we have examined such statutes, including the Delaware General Corporation Law (the “DGCL”), regulations, corporate records, certificates of corporate and public officials, and other instruments and documents as we have deemed necessary or advisable for the purposes of this opinion. In making our examination, we have assumed and not verified (i) the genuineness of all signatures on documents examined by us, (ii) the legal capacity of all natural persons, (iii) the authenticity of all documents submitted to us as originals and (iv) the conformity with the original documents of all documents submitted to us as certified, conformed, electronic or photostatic copies. We have also assumed that all Shares will be issued and sold in the manner described in the Prospectus and in accordance with the terms of the underwriting agreement dated June 16, 2016 relating to the offer and sale of the Shares (the “Underwriting Agreement”).

Based upon the foregoing, and subject to the limitations, qualifications, exceptions and assumptions set forth herein, and having due regard for such legal considerations as we deem relevant, we are of the opinion that (i) the issuance of the Shares by the Company in accordance with the terms of the Underwriting Agreement has been duly authorized by the Company and (ii) when the Shares have been issued and delivered in accordance with the terms of the Underwriting Agreement, the Shares will be validly issued, fully paid and non-assessable.

We express no opinion other than as to the federal laws of the United States of America and the DGCL (including the applicable provisions of the Delaware constitution and reported judicial decisions interpreting those laws).

TETRA Technologies, Inc.

June 21, 2016

We consent to the filing by you of this opinion as an exhibit to the Company’s Current Report on Form 8-K filed on the date hereof, and we further consent to the use of our name under the caption “Legal Matters” in the Prospectus. In giving these consents, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations issued thereunder. This opinion is expressed as of the date hereof, and we disclaim any undertaking to advise you of any subsequent changes of the facts stated or assumed herein or any subsequent changes in applicable law.

Very truly yours,

/s/ Andrews Kurth LLP